EXHIBIT 12

DOLE FOOD COMPANY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except for ratio data)

	Fiscal Years Ended
	December 31, 2011	January 1, 2011	January 2, 2010	January 3, 2009	December 29, 2007
Income (loss) from continuing operations before income taxes and equity earnings	$42,646	$(27,722)	$97,670	$92,522	$(36,194)
Distributed income of equity method investees	622	1,255	180	271	439
Fixed charges from continuing operations	197,807	225,962	272,259	242,064	250,758

Earnings available for fixed charges	$241,075	$199,495	$370,109	$334,857	$215,003

Fixed charges from continuing operations:
Interest expense	$132,238	$150,906	$196,789	$169,799	$190,129
Amortization of debt expense and discounts	10,192	13,044	8,926	4,686	4,722
Assumed interest element included in rent expense	55,377	62,012	66,544	67,579	55,907

Total fixed charges from continuing operations	$197,807	$225,962	$272,259	$242,064	$250,758

Ratio of earnings to fixed charges (A)	1.22 X	0.88 X	1.36 X	1.38 X	0.86 X

(A)	Due to Dole’s loss from continuing operations in 2010 and 2007, the ratio of earnings to fixed charges was less than 1:1. Dole would have needed to generate additional earnings of $26.5 million and $35.8 million to achieve a coverage ratio of 1:1 for 2010 and 2007, respectively.